Registration Statement No. 333-188515
As filed with the United States Securities and Exchange Commission on March 18, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 2 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

SAP SE
(Exact name of issuer of deposited securities as specified in its charter)

SAP European Company
(Translation of issuer’s name into English)

EUROPEAN UNION AND FEDERAL REPUBLIC OF GERMANY
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

SAP Labs LLC
3410 Hillview Avenue
Palo Alto, CA 94304
Attention:  Wendy Boufford
1-650-849-4000 (Tel)
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466:	☒	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Ordinary Share, without nominal value, of SAP SE	n/a	n/a	n/a	n/a

*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amendment No. 1 to the Amended and Restated Deposit Agreement included as Exhibit (a)(2) to this Post-Effective Amendment to Registration Statement on Form F-6 and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.		Name of depositary and address of its principal executive office	Face of Receipt, Introductory article and bottom center

2.		Title of Receipts and identity of deposited securities	Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles 15, 16 and 18

	(iii)	The collection and distribution of dividends	Articles 4, 12, 13, 15 and 18

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles 11, 15, 16, and 18

	(v)	The sale or exercise of rights	Articles 13, 14, 15, and 18

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 12, 13, 15, 17 and 18

	(vii)	Amendment, extension or termination of the deposit arrangements	Articles 20 and 21

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 11

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6, 8 and 22

	(x)	Limitation upon the liability of the depositary	Articles 14, 18, 19, 21 and 23

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Articles 4, 7, 8 and 12

Item 2.		AVAILABLE INFORMATION	Article 11

(b) Statement that SAP SE is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission.  These reports and documents can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Form of Amended and Restated Deposit Agreement among SAP SE (formerly SAP AG) as Issuer, Deutsche Bank Trust Company Americas as successor Depositary, and each Owner and Holder from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.  Filed as Exhibit (a) to Post-Effective Amendment No. 1 to Registration Statement No. 333-152876 filed with the Commission on November 25, 2009 and incorporated herein by reference.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement, including the form of American Depositary Receipt. Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed.

(e)           Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among SAP SE, Deutsche Bank Trust Company Americas, as depositary, and all Owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 18, 2016.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing One Ordinary Share of SAP SE

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Christopher Konopelko
Name:	Christopher Konopelko
Title:	Director

By:	/s/ James Kelly
Name:	James Kelly
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, SAP SE certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Walldorf, Germany on March 18, 2016.

SAP SE

By:	/s/ Bill McDermott
Name:	Bill McDermott
Title:	Chief Executive Officer
Chairman of the Executive Board

By:	/s/ Luka Mucic
Name:	Luka Mucic
Title:	Chief Financial Officer; Chief Operating Officer;
Member of the Executive Board

Each person whose signature appears below hereby constitutes and appoints Bill McDermott and Luka Mucic , and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on March 18, 2016.

SIGNATURES

Signature	Title

/s/ Bill McDermott	Chief Executive Officer;
Bill McDermott	Chairman of the Executive Board
( Principal Executive Officer)

/s/ Luka Mucic	Chief Financial Officer; Chief Operating Officer;
Luka Mucic	Member of the Executive Board
( Principal Financial Officer)

/s/ Christoph Hütten	Senior Vice President & Chief Accounting Officer;
Christoph Hütten	Head of Corporate Financial Reporting
(Principal Accounting Officer)

/s/ Robert Enslin	Member of the Executive Board
Robert Enslin

/s/ Michael Kleinemeier	Member of the Executive Board
Michael Kleinemeier

/s/ Bernd Leukert	Member of the Executive Board
Bernd Leukert

/s/ Gerhard Oswald	Member of the Executive Board
Gerhard Oswald

/s/ Wendy Boufford	Authorized Representative in the United States
Wendy Boufford

INDEX TO EXHIBITS

Exhibit Number
(a)(2)	Form of Amendment No. 1 to Deposit Agreement
(e)	Rule 466 Certification